June 25, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Varsity Group Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Varsity Group Inc. dated June 21, 2007. We agree with the statements concerning our Firm in such Form 8-K. We have no basis whatsoever to comment on the current status of the material weakness related to earnings per share or any related remedial actions taken by Varsity Group Inc.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP